UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69712

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2023___ AND ENDING ___12/31/2023___
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __WATCHDOG CAPITAL LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__850 Pacific Street, Suite 1150__
                                          (No. and Street)

__Stamford__	__Connecticut__	__06902__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael O'Connell	617-901-0475	michael@watchdogcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Tuttle & Bond, PLLC__
                           (Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	Texas	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019		6543	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0

OATH OR AFFIRMATION

I, MICHAEL O'CONNELL_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WATCHDOG CAPITAL LLC _____, as of 12/31_____, 2023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



My Commission Expires 03/31/2025
Notary Public, State of Connecticut
Mark Dorenbosch

_____ 02/23/2024
Notary Public

Signature: _____

Title:
CEO _____

This filing contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Watchdog Capital, LLC
Statement of Financial Condition
For the year ended December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents



Tuttle & Bond, PLLC
Certified Public Accountants


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Member of Watchdog Capital, LLC

<u>**Opinion on The Financial Statements**</u>

We have audited the accompanying statement of financial condition of Watchdog Capital, LLC (the "Company") as of December 31, 2023, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

<u>**Basis for Opinion**</u>

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

<u>**Emphasis-of-Matter**</u>

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring operating losses and negative operating cash flow and has financed its working capital requirements through related party contributions. These conditions raise doubt about the Company's ability to continue as a going concern as disclosed in Note 13 to the financial statements.

<u>**Report on Supplementary Information**</u>

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

Fredericksburg, Texas
February 26, 2023

We have served as the auditor for Watchdog Capital, LLC's auditor since 2023.

Watchdog Capital, LLC
Financial Statements

Statement of Financial Condition

December 31, 2023

ASSETS		
Cash	$	78,418
Deposits with clearing organizations		125,286
Prepaid deposits and expenses		36,254
TOTAL ASSETS	$	239,958
LIABILITIES		
Payable to brokers, dealers and clearing organizations		145,554
Due to related parties		5,485
Accounts payable, accrued expenses and other liabilities		16,809
TOTAL LIABILITIES	$	167,848
MEMBER'S EQUITY		72,110
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	239,958

See notes to the Statement of Financial Condition.

Watchdog Capital, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2023

1. **Organization and Nature of Business**

Watchdog Capital, LLC (the Company), a Georgia limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Watchdog HODL Group, LLC (WHODL) serves as the direct holding company for the Company with Chainstone Labs, Inc (Chainstone) serving as the indirect owner overseeing WHODL.

The Company functions as a comprehensive securities broker-dealer, offering highly customized boutique services with a focus on traditional assets, digital securities, and other distributed ledger technologies. As an introducing broker, the company carries out and clears securities transactions while offering custody services for client assets, primarily in collaboration with Apex Clearing Corporation (Apex). Functioning as an introducing broker-dealer, the Company does not maintain customer accounts or engage in custodial activities pertaining to client securities.

2. **Significant Accounting and Reporting Policies**

Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2023, the Company had no cash equivalents.

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2023 financial statements.

Watchdog Capital, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2023
(Continued)

Transactions with Brokers, Dealers and Clearing Organizations

The Company has a fully-disclosed clearing agreement with Apex. Under the terms of this agreement, the Company is required to maintain a minimum $125,000 deposit with Apex to facilitate the clearance and settlement of trades, as well as provide collateral against potential trading losses or obligations arising from security transaction services. The deposit is recognized as an allowable asset in the Company's net capital computation.

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no provision for federal or state income taxes has been included in the accompanying financial statements.

The Company follows ASC 740, Income Taxes for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provision of the ASC 740 as of December 31, 2023. The Company is not currently under audit by any tax jurisdiction and does not have any carry forward losses or deferred tax assets.

Fair Value Measurement

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Financial instruments in Level 1 are highly liquid instruments valued using unadjusted quote prices in active markets for identical assets or liabilities.

Level 2 – Financial instruments reported in Level 2 include those that have pricing inputs that are other than unadjusted quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (prices for similar instruments).

Watchdog Capital, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2023
(Continued)

Level 3 – Financial instruments reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require judgement or estimates and are generally valued using discounted cash flow techniques.

3. **Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

Receivables and payables with brokers, dealers, and clearing organizations include cash on hand and commission receivables, less amounts payable for transaction costs on pending securities transactions with Apex. The Company reports receivables at their net realizable value. The balances of receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2023 were as follows:

	Receivable	Payable
Receivables from and payables to brokers, dealers and clearing organizations	$ -	$ 145,554

4. **Prepaid Deposits and Expenses**

Prepaid deposits and expenses denote upfront payments made for future goods, services, or rights. The Company employs a systematic methodology to recognize and distribute these expenses over the periods during which the associated benefits are realized. As of December 31, 2023, the aggregate amount of the Company's prepaid deposits and expenses is $36,254, as disclosed in the Statement of Financial Condition.

5. **Related Parties**

The Company and Chainstone have formalized an expense-sharing agreement, forging a cooperative financial arrangement. According to this agreement, the Company is granted a monthly allocation of expenses incurred by Chainstone on its behalf. The agreement is considered month-to-month until and is subject to termination by either party. As of December 31, 2023, the Company had an outstanding obligation of $5,485 to related parties as per the terms of this agreement, and this amount is disclosed in the Statement of Financial Condition.

6. **Commitments and Contingencies**

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2023, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

7. **Subordinated Liabilities**

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the period, end of the period, and during the period ended December 31, 2023.

Watchdog Capital, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2023
(Continued)

8. **Member's Equity**

During the year ending on December 31, 2023, the Company received capital contributions of $673,089 from Chainstone, of which $13,089 attributed as a non-cash contribution. As per regulatory guidelines, no equity capital from the Company can be withdrawn within one year from its contribution date unless expressly authorized in writing by FINRA. The limitations on the withdrawal of contributions made to the Company in 2023 are set to lapse in 2024, as outlined below.

Month	Amount
January	$ 50,000
February	75,000
March	50,000
April	40,000
May	80,798
June	50,000
July	35,000
August	75,000
September	42,291
October	30,000
November	95,000
December	50,000
Total	$ 673,089

Nevertheless, the Company retains the authority to withdraw profits earned during this restricted timeframe.

9. **Going Concern**

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2023, the Company has incurred significant losses during the current fiscal year, contributing to negative equity and generating negative operating cash flows.

The ability of the Company to continue as a going concern is contingent upon the infusion of additional financial support from Chainstone. Chainstone has committed to providing necessary funding to meet the Company's financial obligations and support its ongoing operations. This financial support is crucial for the Company to sustain its current level of operations, fulfill contractual commitments, and navigate the challenges posed by the accumulated losses.

Management is actively engaged in implementing strategies to improve the Company's overall financial position; however, there is inherent uncertainty surrounding the Company's ability to achieve profitable operations and positive cash flows in the near term.

Watchdog Capital, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2023
(Continued)

10. **Subsequent Events**

The Company received a cash contribution of $125,000 from Chainstone on January 10, 2024.

Management has evaluated all events or transactions that occurred subsequent to December 31, 2023 through the date of the issued financial statements and has determined that there were no material recognizable subsequent events that required recording or disclosures in these financial statements.